FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐        Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	May 12, 2009	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

2

1.

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central GoldTrust

55 Broadleaf Crescent

Ancaster, Ontario

L9G 3P2

Item 2. – Date of Material Change:

May 12, 2009

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on May 12, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On May 6, 2009, Central GoldTrust announced that it entered into an underwriting agreement with CIBC under which the underwriter agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States under the multijurisdictional disclosure system, 4,825,000 Units of Central GoldTrust at U.S.$36.30 per Unit, with a right to increase the size of the offering by end of day on May 6, 2009 by up to an additional 690,000 Units at the same price. On May 6, 2009, Central GoldTrust announced that CIBC had exercised its right to increase the size of the offering by an additional 690,000 Units. On May 12, 2009, Central GoldTrust announced that it completed the sale of 5,515,000 Units at a price of U.S.$36.30 per Unit to CIBC and raised total gross proceeds of U.S.$200,194,500.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

2.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 304-GOLD (4653)
Facsimile:	(905) 648-4196
e-mail:	info@gold-trust.com

Item 9. – Date of Report:

May 12, 2009

1.

SCHEDULE “A”

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE AMEX SYMBOL: GTU (U.S. $)

CENTRAL GOLDTRUST CLOSES U.S.$200,194,500 UNIT ISSUE

TORONTO, Ontario (May 12, 2009) – Central GoldTrust of Ancaster, Ontario is pleased to announce that it has completed the sale of 5,515,000 Units of Central GoldTrust at a price of U.S.$36.30 per Unit to CIBC (the “Underwriter”), raising total gross proceeds of U.S.$200,194,500 The Units offered were primarily sold to investors in Canada and in the United States under the Multijurisdictional Disclosure System.

The issue price of U.S.$36.30 per Unit was non-dilutive and accretive for the existing Unitholders of Central GoldTrust. Substantially all of the net proceeds of the offering have been invested in gold bullion, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees. The additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of the Unitholders of Central GoldTrust.

The new total of issued and outstanding Units of Central GoldTrust is 10,918,000. The investment holdings of Central GoldTrust are now represented by approximately 398,009 fine ounces of gold bullion, 4,981 ounces in gold certificates and approximately U.S.$7,800,000 million in cash and short term notes.

Central GoldTrust has filed a second supplement to the base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and the prospectus supplements and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC, 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially all in physical international bars. Central GoldTrust does not actively speculate with regard to short-term changes in gold prices. Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically inspected by Ernst & Young LLP in the presence of Central GoldTrust’s Officers and Trustees as well as bank officials. Central GoldTrust Units are quoted on the NYSE Amex LLC symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $)

For further information, please contact J.C. Stefan Spicer, President and CEO at

Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)